盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

04046810

Our Ref: 22277-00002

November 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

12/21

SEC MAIL RECEIVED PROCESSING
DEC 02 2004
WASH. D.C. 202

HK1 295325v1

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

November 30, 2004

China Oilfield Services Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Results of the Adjourned Extraordinary General Meeting

China Oilfield Services Limited (the "Company") held its adjourned Extraordinary General Meeting ("EGM") on November 29, 2004 (Monday) at Conference Room 403, CNOOC Plaza, No.6, Dongzhimenwai Xiaojie, Beijing, China. Holders of 533,216,800 H Shares attended the EGM either in person or by proxy, representing 34.74% of the Company's total issued and outstanding shares entitled to vote at the EGM. CNOOC, being a connected party, neither attended nor voted at the EGM, all the holders of H Shares were entitled to vote for or against the resolutions. No holder of H Shares have stated their intention to vote against the relevant resolution or to abstain. Pursuant to Article 63 of the Company's Articles of Association, a quorum was formed. Mr. Wu Mengfei, Executive Director, with authorization of the Board, presided over the meeting. The shareholders in attendance considered the following resolutions regarding the Agreement and the Non-Exempt Continuing Connected Transactions. Terms used but not defined herein have their respective meanings as defined in the circular of the Company dated October 21, 2004.

Oridinary Resolution	No. of votes and percentage		No. of Votes
	For	Against	Abstain
1. Provision by the Group of offshore oilfield services to CNOOC Group	437,825,375; 82.11%	95,391,425; 17.89%	0
2. Provision by Magcobar of offshore oilfield services to CNOOC Group	437,825,375; 82.11%	95,391,425; 17.89%	0
3. Provision by CNOOC Group of materials, utilities, labor and ancillary support services to the Group	437,825,375; 82.11%	95,391,425; 17.89%	0
4. Provision by CNOOC Group of materials, utilities, labor and ancillary support services to Magcobar	437,825,375; 82.11%	95,391,425; 17.89%	0
5. Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	437,825,375; 82.11%	95,391,425; 17.89%	0
6. Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	197,224,000; 37.08%	334,626,800; 62.92%	1,336,000

China Oilfield Services Limited

As more than 50% of the votes present at the EGM either in person or by proxy were cast in favor of resolutions 1 to 5, the above five resolutions were duly passed as ordinary resolutions. As more than 50% of the votes present at the EGM either in person or by proxy were cast against resolution 6, this resolution was vetoed at the EGM. Ernst & Young, the auditors of the Company, acted as scrutineer for the vote-taking.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 29 November 2004

As at the date of this announcement, the Board comprises seven members, Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C. K. Kwong and Simon X. Jiang as independent non-executive directors.